August 18, 2023

Via Edgar Transmission

Ms. Madeleine Mateo

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Re:	TROOPS, Inc. (the “Company”) Registration Statement on Form F-3 Filed July 7, 2023 File No. 333-273175

Dear Ms. Mateo:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 24, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-3 (the “Form F-3”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-3 filed July 7, 2023

General

1.	Please provide us with an update on your pending acquisition of TROOPS InsurTech, Inc. Discuss your considerations of whether the acquisition is probable at this time and, if so, your determination of significance in concluding whether financial statements of TROOPS InsurTech and pro forma information reflecting the acquisition are required to be included in this filing pursuant to Rule 3-05 and Article 11 of Regulation S-X.

Response: The Company respectfully advises the Staff that as disclosed on the Form 6-K filed by the Company on August 10, 2023: on August 2, 2023 a termination notice of letter of intent, terminating the pending acquisition of TROOPS InsurTech, was entered into between the Company and the owner of the shares in TROOPS InsurTech, due to the Company not being satisfied with the results of its legal and financial due diligence with respect to TROOPS InsurTech. On August 9, 2023, the Deposit was fully refunded to the Company.

Cover Page

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your holding company, subsidiaries, and other entities based in China and that this structure involves unique risks to investors. If true, disclose that this structure has not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have revised the disclosures on the cover page to clarify that we are a Cayman Island holding company and not a Chinese operating company . We also note that as currently disclosed on the cover page, we are not a VIE structure – “Beijing SGOCO is currently indirectly wholly-owned by the offshore holding company and none of our subsidiaries are currently indirectly owned through contractual agreements.” We have also provided a cross-reference on the cover page to the risk factor:”The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.” on page 31

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: We respectfully advise the Staff that we have revised the disclosures on 3 to address the above. We also note that the rest of the Group’s subsidiaries have been defined on pages 1 and 2.

Our Company, page 4

4.	Based on the disclosure in this section, it appears that it is the offering's summary section. For example, we note that the disclosures that the China-based issuers are required to include in the summary section of the prospectus are included here. As such, please revise the heading of this section to "Prospectus Summary," "Summary," or similar heading. In this regard, we also note that the risk factors section should appear immediately after the cover page if there is no summary section. Refer to Item 105 of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 5 to address the above.

PRC Limitation on Overseas Listing and Share Issuances, page 10

5.	We note your disclosure that you understand that you are not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Please explain how you determined that you are not subject to the Trial Measures requirements. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 10 and 33 to address the above. A consent of the Company’s PRC Counsel has been filed as exhibit 23.3.

The PRC government may intervene or influence our business operations, page 12

6.	We note your disclosure that you are not required to obtain approval from the CAC, CSRC or any other governmental agencies. Please revise here and on page 12 to explain how you determined that the approvals are not required. If you relied on advice of counsel, please provide the name of counsel and counsel's consent. If you did not consult counsel, please explain why.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 12 and 33 to address the above. A consent of the Company’s PRC Counsel has been filed as exhibit 23.3.

Incorporation of Certain Documents by Reference, page 72

7.	We note that some of your recent filings are not specifically incorporated by reference into this registration statement and the last Form 6-K incorporated by reference dates back to April 20, 2020. We also note that your board formed a special committee to investigate the allegations against independent director Mr. Wang Tai Dominic Li and you disclosed this fact on the Form 6-K filed on April 11, 2023. Please tell us why this Form 6-K is not incorporated by reference into the registration statement or this information is not otherwise disclosed in the registration statement.

Response: We respectfully advise the Staff that we have revised the disclosures on page 72 to address the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com